SAFECO Life Insurance Company
[SAFECO logo]                                    5069 154th Place NE
                                                 Redmond, Washington 98052-9669


                                   ENDORSEMENT
                     Calculation of Accumulation Unit Values


This Endorsement forms a part of the Contract to which it is attached. In the case of a conflict with any provision in the Contract, the terms of this Endorsement will control. The effective date of this Endorsement is the later of
(i) January 1, 2002, or (ii) the contract date, shown on the contract data page.

Under "PURCHASE PAYMENT PROVISIONS", "ACCUMULATION UNITS" is amended to read as follows:

     When you make Purchase Payments or transfers into a Portfolio, we credit your Contract with Accumulation Units. Conversely, when you request a withdrawal or a transfer of money from a Portfolio, Accumulation Units are liquidated. In either case, the increase or decrease in the number of your Accumulation Units is determined by taking the dollar amount of the Purchase Payment, transfer, or withdrawal and dividing it by the value of an Accumulation Unit on the date the transaction occurs.

     We calculate the value of an Accumulation Unit for each Portfolio after the NYSE closes each day. To determine the current Accumulation Unit value, we take the prior day's Accumulation Unit value and multiply it by the Net Investment Factor for the current day.

     The Net Investment Factor is used to measure the daily change in Accumulation Unit value for each Portfolio. The Net Investment Factor equals:
     o the net asset value per share of a Portfolio at the end of the current day plus the per share amount of any dividend or income distributions made by the Portfolio that day; divided by
     o the net asset value per share of a Portfolio at the end of the prior day; minus
     o the daily insurance charges and any taxes SAFECO Life may incur on earnings attributable to the applicable Contracts, expressed as a percentage of the total net assets of the Portfolio.

     The value of an Accumulation Unit may go up or down from day to day.

Under "CHARGES", "INSURANCE CHARGES" is amended to read as follows:

     Each day we make deductions for our insurance charges. We do this as part of our calculation of the value of Accumulation Units and Annuity Units. The insurance charge has two parts: (1) the mortality and expense risk charge and (2) the asset related administration charge.

     Mortality and Expense Risk Charge
     This charge is equal, on an annual basis, to 1.25% of the average daily net assets of each Portfolio.

     Asset Related Administration Charge
     This charge is equal, on an annual basis, to 0.20% of the average daily net assets of each Portfolio.

All other terms and conditions remain unchanged.

                                              SAFECO LIFE INSURANCE COMPANY
                                              /s/ C.B. Mead
                                                  C.B. Mead
                                               Sr. Vice President and Secretary